Exhibit 99.5

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors of Powerflute Oyj

Introduction

We have reviewed the accompanying condensed consolidated interim financial information of Powerflute Oyj (“Powerflute” or “the Company”) for the six months ended 30 June 2016, consisting of the Income Statement, Statement of Comprehensive Income, Statement of Financial Position, Statement of Changes in Equity and Cash Flow Statement, together with related Notes 1 to 21.

The Board of Directors and the Managing Director are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 – Interim Financial Reporting. Our responsibility is to express a conclusion on the interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial information for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34.

Helsinki, 16 August 2016

ERNST & YOUNG OY

Accountant Firm

Erkka Talvinko

Authorised Public Accountant

Notes: A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS

for the six months ended 30 June 2016

		Six months ended 30 June		Year ended 31 December 2015 € 000
	Note	2016 € 000	2015 € 000
Continuing operations
Revenue	7	176,059	179,689	357,204
Other operating income		81	320	294
Changes in inventories of finished goods and work in progress		(2,256)	711	3,371
Raw materials and consumables used		(57,409)	(58,432)	(116,678)
Employee benefits expense		(33,292)	(35,194)	(66,175)
Other expenses		(56,924)	(63,195)	(127,032)
Share of profit/(loss) of a joint venture		212	133	211
Gain on disposal		—	2,064	2,062
Depreciation and amortization		(4,872)	(4,988)	(9,935)

Operating profit		21,599	21,108	43,321
Finance income		115	297	444
Finance expenses		(3,180)	(3,196)	(6,017)

Profit before tax from continuing operations		18,534	18,209	37,748
Income tax	10	(5,006)	(5,197)	(10,523)

Profit for the period from continuing operations		13,528	13,012	27,225

Profit for the period
Attributable to
- Equity holders of the Parent		12,898	12,266	25,811
- Non-controlling interests		630	746	1,414

		13,528	13,012	27,225

Earnings per share (cents per share)
Basic		4.5	4.3	9.1
Diluted		4.3	4.1	8.7

The notes on pages 7 to 23 form an integral part of this condensed consolidated interim financial information

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2016

		Six months ended 30 June		Year ended 31 December 2015 € 000
	Note	2016 € 000	2015 € 000
Profit for the period		13,528	13,012	27,225

Other comprehensive income

Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(2,269)	6,114	5,768
Net movement on available-for-sale financial assets		—	(2,046)	(2,046)
Net (loss)/gain on cash flow hedges		649	(518)	(998)
Income tax effect		(130)	106	211

		(1,750)	3,656	2,935

Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Remeasurement gains (losses) on defined benefit plans		—	—	8
Income tax effect		—	—	(2)

		—	—	6

Total comprehensive income for the period net of tax		11,778	16,668	30,166

Attributable to
- Equity holders of the parent		11,399	15,344	28,327
- Non-controlling interest		379	1,324	1,839

		11,778	16,668	30,166

The notes on pages 7 to 23 form an integral part of this condensed consolidated interim financial information

INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 30 June 2016

	Note	30 June 2016 € 000	31 December 2015 € 000	30 June 2015 € 000
ASSETS

Non-current assets
Property, plant and equipment	13	107,590	105,589	100,603
Intangible assets	8	6,564	6,911	6,992
Other non-current financial assets		29	1,031	1,323
Investment in associate or joint venture		3,761	3,547	3,469
Deferred tax asset		2,025	2,308	1,544

Total non-current assets		119,969	119,386	113,931

Current assets
Inventories		38,496	38,974	35,974
Trade and other receivables		66,083	67,907	72,343
Derivative financial instruments	14	24	73	325
Current income tax receivables		3,747	419	631
Cash and short-term deposits		47,528	59,218	56,699

Total current assets		155,878	166,592	165,954

TOTAL ASSETS		275,847	285,978	279,885

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Issued share capital		88	88	88
Reserve for invested non-restricted equity		19,702	28,422	28,422
Exchange differences on translating foreign operations		4,928	6,946	7,139
Treasury shares		(1,735)	(1,735)	(1,735)
Hedging reserve		(645)	(1,164)	(789)
Defined benefit plans reserve		(49)	(49)	(55)
Retained earnings		74,743	61,692	47,969

Equity attributable to equity holders of the parent		97,032	94,200	81,039
Non-controlling interests		8,028	7,658	9,703

Total equity		105,060	101,858	90,742

Non-current liabilities
Interest-bearing loans and borrowings	17	86,638	92,078	104,625
Other non-current financial liabilities		181	224	1,532
Derivative financial instruments	14	571	519	589
Provisions		1,432	1,409	546
Deferred tax liabilities		12,211	12,544	11,770

Total non-current liabilities		101,033	106,774	119,062

Current liabilities
Trade and other payables		56,830	65,020	56,230
Interest-bearing loans and borrowings	17	3,721	4,218	4,086
Other current financial liabilities		3	3	468
Employee benefit liability		71	2	—
Derivative financial instruments	14	602	1,887	925
Provisions		833	1,159	3,892
Current income tax liabilities		7,694	5,056	4,480

Total current liabilities		69,754	77,346	70,081

Total liabilities		170,787	184,120	189,143

TOTAL EQUITY AND LIABILITIES		275,847	285,978	279,885

The notes on pages 7 to 23 form an integral part of this condensed consolidated interim financial information

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the six months ended 30 June 2016

	Attributable to equity holders of the parent
	Share Capital €000	Invested non-restricted equity €000	Treasury Shares €000	Hedging Reserve €000	Available- for-sale reserve €000	Defined benefit plans €000	Foreign currency translation reserve €000	Retained Earnings €000	Total €000	Non- controlling interests €000	Total Equity €000
As at 1 January 2016	88	28,422	(1,735)	(1,164)	—	(49)	6,946	61,692	94,200	7,658	101,858
Profit for the period	—	—	—	—	—	—	—	12,898	12,898	630	13,528
Other comprehensive income(loss)	—	—	—	519	—	—	(2,018)	—	(1,499)	(251)	(1,750)

Total comprehensive income (loss)	—	—	—	519	—	—	(2,018)	12,898	11,399	379	11,778
Capital redemption	—	(8,720)	—	—	—	—	—	—	(8,720)	(9)	(8,729)
Share based payments	—	—	—	—	—	—	—	152	152	—	152

At 30 June 2016	88	19,702	(1,735)	(645)	—	(49)	4,928	74,742	97,032	8,028	105,060

As at 1 January 2015	88	28,422	(1,735)	(377)	2,046	(55)	1,603	39,747	69,739	8,379	78,118
Profit for the period	—	—	—	—	—	—	—	12,266	12,266	746	13,012
Other comprehensive income(loss)	—	—	—	(412)	(2,046)	—	5,536	—	3,078	578	3,656

Total comprehensive income (loss)	—	—	—	(412)	(2,046)	—	5,536	12,266	15,344	1,324	16,668
Dividends paid	—	—	—	—	—	—	—	(4,262)	(4,262)	—	(4,262)
Share based payments	—	—	—	—	—	—	—	218	218	—	218

At 30 June 2015	88	28,422	(1,735)	(789)	—	(55)	7,139	47,969	81,039	9,703	90,742

The notes on pages 7 to 23 form an integral part of this condensed consolidated interim financial information

INTERIM CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30 June 2016

		Six months ended 30 June		Year ended 31 December 2015 € 000
	Note	2016 € 000	2015 € 000
Operating activities
Profit/(loss) before tax from continuing operations		18,534	18,209	37,748
Profit/(loss) before tax from discontinued operations		—	—	—

Profit before tax		18,534	18,209	37,748
Non-cash:
Depreciation of property, plant and equipment		4,563	4,701	9,249
Amortisation of intangible assets		308	287	686
Share-based payment expense		152	218	396
Net foreign exchange differences		791	—	(4,587)
Gain on sale of shares		—	(2,064)	(2,062)
Change in financial instruments		(666)	(473)	296
Finance income		(115)	(297)	(444)
Finance expense		3,180	3,196	6,017
Share of (profit)/loss in a joint venture		(212)	(133)	(211)
Movements in provisions, pensions and government grants		(234)	2,210	348
Working capital adjustments:
Change in trade and other receivables and prepayments		433	(5,647)	(845)
Change in inventories		104	1,311	(1,740)
Change in trade and other payables		(8,378)	(3,390)	3,862
Income tax received/(paid)		(5,777)	(2,927)	(6,267)

Net cash flows from operating activities		12,683	15,201	42,445

Investing activities
Proceeds from sale of property and equipment		—	—	—
Purchase of property, plant and equipment	13	(7,602)	(2,065)	(11,028)
Investment in a joint venture and associate		—	(28)	(28)
Proceeds from sale of financial assets		—	3,726	3,724
Interest received		115	297	444

Net cash flows from investing activities		(7,487)	1,930	(6,889)

Financing activities
Repayment of borrowings	16	(6,553)	(773)	(13,881)
Payment of finance lease liabilities		(43)	(116)	(23)
Interest and similar costs paid		(2,564)	(2,580)	(4,786)
Dividends / capital paid to equity holders of the parent		(6,513)	(4,262)	(4,262)
Dividends paid to non-controlling interests		(9)	—	(2,560)

Net cash flows from financing activities		(15,682)	(7,731)	(25,511)

Net increase/(decrease) in cash and cash equivalents		(10,486)	9,400	10,045
Cash and cash equivalents at start of period		59,218	47,469	47,469
Foreign translation differences		(1,204)	(170)	1,704

Cash and cash equivalents at period end		47,528	56,699	59,218

The notes on pages 7 to 23 form an integral part of this condensed consolidated interim financial information

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1	Corporate Information

Powerflute Oyj (the “Company”) is a public limited company incorporated and domiciled in Finland. The Company’s shares are listed on the Alternative Investment Market (“AIM”) of the London Stock Exchange.

The principal activities of the Company and its subsidiaries (collectively, the “Group”) are the manufacture of paper and packaging products and are described in more detail in Note 7.

The address of the Company’s registered office is Sorsasalo/Box 57, FI-70101 Kuopio, Finland.

The interim condensed consolidated financial statements of the Group for the six months ended 30 June 2016 were approved for issue by the Company’s Board of Directors on 16 August 2016.

These interim condensed consolidated financial statements have been reviewed, not audited.

2	Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

3	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2015, except for the adoption of new standards and interpretations as of 1 January 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and impact of each new standard or amendment is described below. Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements of the Group or the interim condensed consolidated financial statements of the Group.

IFRS 14 Regulatory Deferral Accounts

IFRS 14 is an optional standard that allows an entity, whose activities are subject to rate-regulation, to continue applying most of its existing accounting policies for regulatory deferral account balances upon its first-time adoption of IFRS. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and OCI. The standard requires disclosure of the nature of, and risks associated with, the entity’s rate-regulation and the effects of that rate-regulation on its financial statements. IFRS 14 is effective for annual periods beginning on or after 1 January 2016. Since the Group is an existing IFRS preparer and is not involved in any rate-regulated activities, this standard does not apply.

Amendments to IFRS 11: Joint Arrangements: Accounting for Acquisitions of Interests

The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 Business Combinations principles for business combination accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation if joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party.

The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are prospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is a part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets. The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

Amendments to IAS 16 and IAS 41 Agriculture: Bearer Plants

The amendments change the accounting requirements for biological assets that meet the definition of bearer plants. Under the amendments, biological assets that meet the definition of bearer plants will no longer be within the scope of IAS 41 Agriculture. Instead, IAS 16 will apply. After initial recognition, bearer plants will be measured under IAS 16 at accumulated cost (before maturity) and using either the cost model or revaluation model (after maturity). The amendments also require that produce that grows on bearer plants will remain in the scope of IAS 41 measured at fair value less costs to sell. For government grants related to bearer plants, IAS 20 Accounting for Government Grants and Disclosure of Government Assistance will apply. The amendments are retrospectively effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact to the Group as the Group does not have any bearer plants.

Amendments to IAS 27: Equity Method in Separate Financial Statements

The amendments will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements. Entities already applying IFRS and electing to change to the equity method in their separate financial statements will have to apply that change retrospectively. First-time adopters of IFRS electing to use the equity method in their separate financial statements will be required to apply this method from the date of transition to IFRS. The amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group’s consolidated financial statements.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

(i)	Servicing contracts

The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

(ii)	Applicability of the amendments to IFRS 7 to condensed interim financial statements

The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time. This amendment must be applied retrospectively.

These amendments do not have any impact on the Group.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•	That entities have flexibility as to the order in which they present the notes to financial statements

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI. These amendments are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception

The amendments address issues that have arisen in applying the investment entities exception under IFRS 10 Consolidated Financial Statements. The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value.

Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 Investments in Associates and Joint Ventures allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments do not have any impact on the Group as the Group does not apply the consolidation exception.

4	Significant accounting judgements, estimates and assumptions

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in the future.

In preparing these interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements for the year ended 31 December 2015.

Key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, where a different opinion could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Taxation of gains arising on disposal of shares

During the year ended 31 December 2011, the Group sold a portion of its shareholding in Harvestia and sold its entire interest in the Graphic Papers businesses, realising a profit on both disposals. In preparing its interim condensed consolidated financial statements and annual financial statements for periods since this date, the Group has assumed that the resulting gains are exempt from corporate taxes under the substantial shareholder exemptions available to industrial companies in Finland.

During the year ended 31 December 2012, the Group was informed by the Finnish Tax Administration that it is considered to be a venture capital company and is not eligible to take advantage of the substantial shareholder exemptions. The Tax Administration considered that the gains arising on the share disposals should be subject to tax and issued tax assessments for the year ended 31 December 2011 including €3,571,000 of taxes relating to the share transactions.

Following a detailed review of the facts and circumstances, the Group considered that it had strong and defensible arguments against the decision of the Tax Administration and during the year ended 31 December 2013 filed an appeal with the Assessment Adjustment Board (AAB). In December 2013, the Group’s appeal against the original tax assessments was upheld by the AAB.

In March 2014, the Group received notification that the Tax Administration had filed an appeal against the decision of the AAB with the Administrative Court in Helsinki. In March 2015, the Administrative Court ruled in favour of the Tax Administration and upheld the original tax assessments. Following review of the decision in conjunction with its advisers, the Group continues to believe that it has strong and defensible arguments to support its position and has requested permission to further appeal the decision to the Supreme Court. In view of this, the financial statements for the six months ended 30 June 2016 continue to be prepared on the basis that the Group is an industrial company and that the gains arising on the disposals will be exempt from corporate taxes.

While the taxes have been paid to avoid the risk of interest and other penalties, the taxes assessed by the Tax Administration and paid by the Group have not been recognised in the income statement, but have been recorded as a current financial asset in the balance sheet. In the event that the Group does not prevail in its appeal against the tax assessment, then additional taxes of €3,571,000 would have to be recognised within the results of discontinued operations. There would be no impact on the net cash position of the Group, or on the results from continuing operations.

5	Principal risks and uncertainties

The principal risks and uncertainties faced by the continuing operations of the Group have not changed from those described in the 2015 Annual Report. Changes in the macroeconomic environment, competition, technology, people, and financial conditions all have the potential to adversely impact on the Group’s operating and financial performance. A more detailed explanation of these risks and uncertainties is set out on pages 12 and 13 of the Annual Report for the year ended 31 December 2015, a copy of which is available on the Group’s website.

6	Seasonality of operations

The Group’s business activities are seasonal in nature and higher revenues, operating profits and cash generation are generally expected in the second half of the year, although this can be affected significantly by the timing of annual maintenance shutdowns which reduce production availability, or changes in market conditions which can impact demand and average pricing levels.

7	Segmental information

For management purposes, the Group is organized into business units based upon the products and services which it supplies. The Group currently has two reportable operating segments:

•	Coreboard and Cores, which is involved in the manufacture of high performance coreboard and cores, with coreboard mills in the Europe and the United States and a network of core producing facilities in Europe, the United States and China.

•	Packaging Papers, which is involved in the production and sale of Nordic semi-chemical fluting for use in premium-grade corrugated-box applications and operates a fluting mill in Kuopio, Finland.

No operating segments have been aggregated to form the above reportable operating segments.

The joint ventures and associated companies in which the Group has an interest form an integral part of its principal operating activities and the Group’s share of the profits or losses of such joint ventures and associated companies are reported within the relevant operating segment.

Management monitors the operating results of business units separately for the purpose of making decisions about resource allocation and performance assessment. The principal measure used to monitor and evaluate segmental performance is earnings before interest, tax, depreciation and amortisation (“EBITDA”). The measurement basis for Segment EBITDA excludes the effects of equity-settled share-based payments and unrealised gains or losses on financial instruments. The costs of central functions, including the costs of corporate and other central services, are allocated to the reportable operating segments using appropriate cost allocation methodologies. Interest income and expenditure are not allocated to operating segments.

Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties.

Six months ended 30 June 2016
	Packaging Papers €000	Coreboard and Cores €000	Adjustments and eliminations €000	Total €000
Revenue
Third party	69,921	106,138	—	176,059
Inter-segment	23	—	(23)	—

Total revenue	69,944	106,138	(23)	176,059

Results
Segment EBITDA profit	10,916	15,188	—	26,104
Unrealised gains/(losses) on financial instruments	519	—	—	519
Expenses of share-based payment schemes	—	—	(152)	(152)

EBITDA from operating activities	11,435	15,188	(152)	26,471
Gain on sales of financial assets	—	—	—	—
Advisory costs related to evaluation of acquisition opportunities	—	—	—	—

EBITDA	11,435	15,188	(152)	26,471
Depreciation and amortisation	(2,626)	(2,245)	—	(4,872)

Operating profit	8,809	12,943	(152)	21,599
Finance income	—	—	115	115
Finance expenses	—	—	(3,180)	(3,180)

Profit/(loss) before taxation	8,809	12,943	(3,217)	18,534

Segment assets	87,762	133,013	55,072	275,847
Segment liabilities	28,838	50,965	90,984	170,787

Six months ended 30 June 2015
	Packaging Papers €000	Coreboard and Cores €000	Adjustments and eliminations €000	Total €000
Revenue
Third party	74,434	105,255	—	179,689
Inter-segment	—	—	—	—

Total revenue	74,434	105,255	—	179,689

Results
Segment EBITDA profit	14,282	9,786	—	24,068
Unrealised gains/(losses) on financial instruments	182	—	—	182
Expenses of share-based payment schemes	—	—	(218)	(218)

EBITDA from operating activities	14,464	9,786	(218)	24,032
Gain on sale of financial assets	—	—	2,064	2,064
Advisory costs related to evaluation of acquisition opportunities	—	—	—	—

EBITDA	14,464	9,786	1,846	26,096
Depreciation and amortisation	(2,443)	(2,545)	—	(4,988)

Operating profit	12,021	7,243	1,844	21,108
Finance income	—	—	297	297
Finance expenses	—	—	(3,196)	(3,196)

Profit/(loss) before taxation	12,021	7,243	(1,055)	18,209

Segment assets	86,913	125,803	67,169	279,885
Segment liabilities	35,524	40,357	114,162	190,043

Adjustments, eliminations and unallocated items

Inter-segment revenues are eliminated on consolidation and are shown as adjustments or eliminations. Finance income, finance expenses, acquisition-related expenses, fair value gains and losses on certain types of financial assets and liabilities and taxes are not allocated to individual segments but are managed on an overall basis and are reported within adjustments and eliminations in the segmental analysis.

Seasonality of operations

The Packaging Papers segment is a supplier of paper and packaging materials intended for use predominantly in fruit and vegetable packaging. Due to the seasonal nature of this segment higher revenues and profits are usually expected in the second half of the year rather than in the first six months, although this can be affected by the timing of maintenance related shutdowns. The Group has concluded that this segment should not be considered “highly seasonal” using the meaning set out in IAS 34 and presentation of additional comparative information is not required. This information is provided solely for the purposes of permitting a better understanding of the results.

8	Impairment testing of goodwill and intangible assets

The Group reviews the valuation of its assets and tests for impairment on an annual basis in December of each year and where appropriate considers the requirement for impairment. Impairment testing of goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The methodologies and key assumptions used to determine the recoverable amount for different cash generating units were disclosed where relevant in the annual consolidated financial statements for the year ended 31 December 2015.

The Group considers the relationship between its market capitalisation and the book value of its assets and liabilities, among other factors, when reviewing for indicators of impairment. As at 30 June 2016, the market capitalisation of the Group was significantly higher than the book value of its equity and no triggering events regarding the impairment of Group’s assets were identified. Therefore, the Group has not performed any impairment testing on its assets or business units as at 30 June 2016.

9	Income tax

Income tax is recognized based upon management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

Major components of income tax in the interim consolidated income statement are:

	Six months ended 30 June
	2016 € 000	2015 € 000
Current income tax	5,077	4,177
Deferred income tax	(71)	1,020

Income tax expense recognized in statement of profit or loss	5,006	5,197

Income tax recognised in other comprehensive income	(130)	(106)

Total income taxes from continuing operations	4,876	5,091

10	Components of other comprehensive income

	Six months ended 30 June
	2016 € 000	2015 € 000
Cash flow hedges:
Gains/(losses) arising during the period	1,255	409
Adjustments for gains included in statement of profit or loss	(736)	(821)

	519	(412)

Available for sale financial assets:
Gains/(losses) arising during the period	—	2,064
Adjustments for gains included in statement of profit or loss	—	—

	—	2,064

Deferred tax items recognised in other comprehensive income during the period:

	Six months ended 30 June
	2016 € 000	2015 € 000
Cash flow hedges:
Gains/(losses) arising during the period	(277)	(58)
Adjustments for gains included in statement of profit or loss	147	164

	(130)	106

Available for sale financial assets:
Gains/(losses) arising during the period	—	—
Adjustments for gains included in statement of profit or loss	—	—

	—	—

11	Dividends and repatriation of capital

	Six months ended 30 June
	2016 € 000	2015 € 000
Repatriation of capital declared and paid during the period:
Repatriation of capital for the year ended 31 December 2015 (3.0 cents)	8,720	—

Dividend on ordinary shares declared and paid during the period:
Final dividend for the year ended 31 December 2014 (1.50 cents)	—	4,262

A repatriation of capital from the reserve for invested non-restricted equity of 3.00 cents per share was proposed by the directors in lieu of a dividend for the year ended 31 December 2015 and was approved by shareholders at the Annual General Meeting held on 26 May 2016. The record date for the capital redemption was 3 June 2016 and payment was made on 21 June 2016.

12	Earnings per share

Basic earnings per share is calculated by dividing the net profit or loss for the period attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated in accordance with the requirements of IAS 33 – Earnings per share, by dividing the net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

	Six months ended 30 June
	2016 € 000	2015 € 000
Net profit attributable to ordinary equity holders of the parent	12,898	12,266

	Thousands	Thousands
Weighted average number of shares for Basic Earnings per Share	287,241	284,118
Effect of dilution:
Share options	9,916	12,569

Weighted average number of shares adjusted for dilution	297,157	296,687

	Cents	Cents
Basic earnings per share	4.5	4.3
Diluted earnings per share	4.3	4.1

Authority to repurchase shares

On 26 May 2016, the Annual General Meeting granted authority to the Board of Directors to decide on the repurchase of up to 29,000,000 of the company’s shares pursuant to Chapter 15, Section 5(2) of the Finnish Companies Act by using funds in the company’s unrestricted equity. The proposed amount of shares corresponded to approximately 10.0 % of all shares and votes of the company then in issue. The authority remains effective until 30 June 2017 unless revoked or amended before this date by a General Meeting of Shareholders, and replaces any previous similar authorities granted to the Board of Directors.

Authority to issue new shares

On 26 May 2016, the Annual General Meeting granted authority to the Board of Directors to resolve on the issuance of up to 29,000,000 shares through a share issue or granting of options or other special rights granting entitlement to shares pursuant to Chapter 10, Section 1 of the Finnish Companies Act. This authority may be utilised in one or several issues. The Board of Directors may resolve to give either new shares or shares in the company’s possession. The proposed amount of shares corresponded to approximately 10.0 % of all shares and votes of the Company then in issue. This authority provides the right to deviate from the shareholders’ pre-emptive subscription right. The authority remains effective until 30 June 2017 unless revoked or amended before this date by a General Meeting of Shareholders, and replaces any previous similar authorities granted to the Board of Directors.

13	Property, plant and equipment

The Group acquired assets with a cost of €7,602,000 during the six months ended 30 June 2016 (2015: €2,065,000).

No assets (other than those classed as held for sale) were disposed of during the six months ended 30 June 2016 (2015: €1,662,000l), which did not result in any net gain on disposal (2015: €2,064,000).

14	Financial assets and liabilities

Set out below is a summary of the financial assets and financial liabilities of the Group as at 30 June 2016, 31 December 2015 and 30 June 2015.

	30 June 2016 € 000	31 December 2015 € 000	30 June 2015 € 000
Financial assets:
Other non-current financial assets	29	1,031	1,323
Trade and other receivables	66,083	67,907	72,343
Derivative financial instruments	24	73	325
Cash and short-term deposits	47,528	59,218	56,699

	113,664	128,229	130,690

Total current	113,635	127,198	129,367
Total non-current	29	1,031	1,323

Financial liabilities:
Interest bearing loans and borrowings	90,359	96,296	108,711
Other financial liabilities	184	227	2,000
Trade and other payables	56,830	65,020	56,230
Employee benefit liability	71	2	—
Derivative financial instruments	1,173	2,406	1,514

	148,617	163,951	168,455

Total current	61,227	71,130	61,709
Total non-current	87,390	92,821	106,746

Available for sale investment

In February 2015, the Group entered into a conditional sale agreement for the disposal of its 10% interest in Kotkamills for cash consideration of €3,724,000. Accordingly, the fair value of this investment was reassessed and the Group recorded a gain of €2,064,000 in the statement of comprehensive income with respect to Level 3 financial instruments as at 31 December 2014. The transaction completed on 24 March 2015 and the realised gain was recorded in the interim consolidated statement of profit or loss for six months ended 30 June 2015.

Derivative financial instruments

Amounts recorded within financial assets and liabilities relating to derivative financial instruments were as follows:

	30 June 2016 € 000	31 December 2015 € 000	30 June 2015 € 000
Financial assets:
Commodity forward contracts	18	73	32
Foreign exchange forward contracts	6	—	293

	24	73	325

Total current	24	73	325
Total non-current	—	—	—

Financial liabilities:
Commodity forward contracts	921	1,641	1,039
Foreign exchange forward contracts	252	765	475

	1,173	2,406	1,514

Total current	602	1,887	925
Total non-current	571	519	589

Derivative financial instruments are recorded on the balance sheet at fair value.

The Group uses foreign exchange forward contracts to manage some of its transaction exposures. Currency forward contracts are not designated as cash flow, fair value or net investment hedges and are entered into for periods consistent with currency transaction exposures up to 12 months in advance.

Hedge accounting has been applied to commodity derivatives. Gains and losses arising on commodity derivatives are recognized in the hedging reserve in equity and are recognized in the income statement during the period or periods in which the hedged forecast transaction affects the income statement. This is generally within 12 to 24 months of the balance sheet date.

Contingent consideration

Under the terms of the purchase agreement for the acquisition of the Corenso businesses completed in December 2014, the Group agreed to make additional payments to the previous owner contingent upon the occurrence of certain future events. In particular:

•	In the event that the Group was able to recover deferred consideration of €1,000,000 relating to an earlier sale of shares in Mandriladora Alpesa SL, then such consideration must be paid over in full to the previous owner.

•	In the event that the Group was able to utlise accumulated tax losses of the North American operations to offset future taxable profits, then an amount equivalent to the net cash tax saving must be paid over to the previous owner up to a maximum amount of $2,700,000.

The Group did not attach any value to the assets which are the subject of the contingent consideration arrangements and any liability to make payments to the former owner of Corenso will be financed directly from realisation of the assets concerned.

During the six-month period ended 30 June 2016, the Group recovered the full amount of the €1,000,000 receivable due from Mandriladora Alpes SL and this amount was transferred to Stora Enso.

During 2015, the assumed utilisation of tax losses by the North American operations reduced the cash taxes payable by an estimated €1,883,000 (2014: nil). As the Group derived no benefit from the utilisation of the losses, the effective tax charge for the period was not reduced. However, the portion of the tax charge relating to utilisation of the losses instead of being shown as a current income tax liability was recorded within other current liabilities. During the six-month period ended 30 June 2016, following finalization of the tax computations for the year ended 31 December 2015, an amount of €1,774,000 was paid to Stora Enso in connection with the utilisation of tax losses during the year ended 31 December 2015.

Fair values

	30 June 2016		31 December 2015
	Carrying amount €000	Fair value €000	Carrying amount €000	Fair value €000
Financial assets
Other non-current financial assets	29	29	1,031	1,031
Trade and other receivables	66,083	66,083	67,907	67,907
Derivative financial instruments	24	24	73	73
Cash and short-term deposits	47,528	47,528	59,218	59,218

	113,664	113,664	128,229	128,229

Financial liabilities
Interest bearing loans and borrowings	90,359	91,898	96,296	98,450
Trade and other payables	184	184	65,020	65,020
Other financial liabilities	56,830	56,830	227	227
Derivative financial instruments	71	71	2,406	2,406
Employee benefits	1,173	1,173	2	2

	148,617	150,156	163,951	166,105

Fair value hierarchy

All financial instruments for which fair value is recognised or disclosed are categorized within the fair value hierarchy, based on the lowest level input that is significant to the fair value measurement as a whole as follows:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities

•	Level 2 – Valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly

•	Level 3 – Valuation techniques which use inputs which have a significant effect on the recorded fair value that are not based on observable market data

For assets and liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six month period ended 30 June 2016.

15	Cash and short-term deposits

For the purpose of the interim condensed statement of cash flows, cash and cash equivalents are comprised of the following:

	Six months ended 30 June
	2016 € 000	2015 € 000
Cash at bank and in hand	47,528	56,699

16	Reversal of provisions

As at 31 December 2015, the Group had recognised provisions of €907,000 against the potential non-recovery of amounts receivable from Verso Corporation and €1,057,000 against the potential non-recovery of value added taxation on expenses incurred in connection with the acquisition of Corenso in December 2014. Verso Corporation filed for Chapter 11 bankruptcy protection in January 2016, but under the terms of a settlement agreement made in March 2016 the Group’s net loss was limited to €219,000. The value added taxes attributable to acquisition expenses were successfully recovered by Group in full in April 2016. In both cases, the unused amounts of the provisions have been reversed during the six-month period ended 30 June 2016 and the reversals have been included within the line items in the statement of profit and loss where the creation of the provisions were originally recorded.

17	Share-based payments

For the six months ended 30 June 2016, the Group has recognised a share-based payment expense of €152,000 in the income statement (30 June 2015: €218,408).

Grant of share options during the six-month period ended 30 June 2016

In April 2016, options over 1,400,000 shares were granted to senior executives under the terms of the Powerflute Stock Option Scheme 2012 (“PSOS 2012”). The grant consisted of two separate categories of options, designated as 2012E and 2012F, with 700,000 of each option granted. The 2012E and 2012F options are subject to different performance targets and measurement periods, but in all other respects are identical.

Successful vesting of the options is dependent upon the achievement of demanding performance targets, with 50% of each award linked to the average annual increase in basic earnings per share (“EPS”) and 50% linked to the average annual total shareholder return (“TSR”) over the relevant measurement periods. The subscription price, key performance targets and measurement periods of the 2012E and 2012F share options are as follows:

	2012E	2012F
Date of grant	4 Apr 2016	4 Apr 2016
Average annual increase in EPS to achieve full vesting	17.5%	17.5%
Average annual TSR required to achieve full vesting	20.0%	20.0%
Measurement date	4 Apr 2018	4 Apr 2019
Last possible exercise date	4 Apr 2022	4 Apr 2022
Subscription price per share	€0.01	€0.01

Where the average annual increase in EPS or the average annual TSR is below 10.0%, none of the relevant portion of the award will vest, with proportional vesting applying between the minimum and maximum thresholds. Shares acquired as a result of exercise of the 2012E and 2012F options are subject to a minimum holding period and may not be sold during the two-year period commencing on the measurement date. There is no cash settlement of the options.

The fair value of the shares granted was estimated at the date of the grant using a two-stage valuation model to estimating the amount and value of the share options. In addition to the technical features of the options, the fair value of the options was estimated on the date of grant using the following assumptions:

Expected share price volatility (%):	30.4
Expected EPS volatility (%):	15.2
Risk-free interest rate (%):	0.5
Expected life (years):	6
Annual required rate of return (5%)	5.0

The total number of options now granted under the PSOS 2012 and other share option schemes is 7,237,100, equivalent to 2.5% of the existing issued share capital of the company (excluding shares held in treasury).

18	Borrowings and loans

	30 June 2016 € 000	31 December 2015 € 000	30 June 2015 € 000
Non-current	86,638	92,078	104,625
Current	3,721	4,218	4,086

	90,359	96,296	108,711

Movements in borrowings are analysed as follows:

€ 000
Six months ended 30 June 2015
Opening amount as at 1 January 2015	108,945
Proceeds from borrowings	—
Repayment of borrowings	(773)
Change in other interest bearing liabilities	539

Closing amount as at 30 June 2015	108,711

Six months ended 30 June 2016
Opening amount as at 1 January 2016	96,296
Proceeds from borrowings	—
Repayment of borrowings	(5,882)
Change in other interest bearing liabilities	(55)

Closing amount as at 30 June 2016	90,359

19	Commitments and contingencies

Mortgages

The Group has pledged the assets and shares of its principal trading subsidiary companies as security for interest-bearing borrowing facilities provided by Nordea and Finnvera.

Capital commitments

At 30 June 2016, the Group had capital commitments of €6,860,000 (31 December 2015: €7,547,000) relating to investment in plant and equipment, ERP implementation and IT infrastructures.

20	Related Party Transactions

Certain of the Group’s directors and members of its executive management team have significant beneficial and non-beneficial interests in the ordinary share capital of the Group. Full details of these interests are disclosed in the annual financial statements for the year ended 31 December 2015.

a) Transactions with related parties

Savon Sellu Oy, a subsidiary of Group, purchases a proportion of its raw materials from Harvestia Oy. The goods are purchased on normal market terms.

Transactions with related parties for the six months ended 30 June 2016 and 30 June 2015 were as follows:

	Six months ended 30 June
	2016 € 000	2015 € 000
Sales of services to related parties
Joint venture – Harvestia Oy	8	21
Purchases of goods and services from related parties
Joint venture – Harvestia Oy	19,069	16,413

Amounts due to and from related parties as at 30 June 2016, 31 December 2015 and 30 June 2015 were as follows:

	30 June 2016 € 000	31 December 2015 € 000	30 June 2015 € 000
Amounts due from related parties
Joint venture – prepayments to Harvestia Oy	3,524	2,554	2,943
Amounts due to related parties
Joint venture – purchases from Harvestia Oy	5,025	8,270	6,125

b) Key management compensation

Key management compensation for the six months ended 30 June 2016 amounted to €928,000 (2015: €879,000) analysed as follows:

	Six months ended 30 June
	2016 € 000	2015 € 000
Salaries, fees and other short term benefits	776	764
Share-based payments	152	115

	928	879

c) Directors’ interest in employee share incentive plans

The share options held by executive members of the Board of Directors providing entitlement to purchase ordinary shares have the following expiry dates and exercise prices:

Issue date			Number outstanding
	Expiry date	Exercise price	30 June 2016 Thousands	31 December 2015 Thousands	30 June 2015 Thousands
11 Jan 2010	—	nil	—	2,000	2,000
5 Apr 2012	4 April 2019	€0.01	3,937	8,469	8,469
4 Apr 2016	4 April 2022	€0.01	1,400	—	—

On 4 April 2016, Marco Casiraghi and David Walton, both directors of the Company, exercised their rights under share options granted to them by the Company to subscribe for the following shares with immediate effect:

•	Marco Casiraghi – 4,673,600 shares, of which 2,000,000 shares had no subscription price and 2,673,600 shares had a subscription price of €0.01 per share.

•	David Walton – 1,858,600 shares, with a subscription price of €0.01 per share.

On 4 April 2016, the Group made further awards of share options to Marco Casiraghi and David Walton under the terms of the Powerflute Share Option Scheme 2012 details of which are provided in Note 17.

Further details of the share options awarded to directors of the Company are provided in Note 17 and in the Annual Report for the year ended 31 December 2015.

21	Events after the reporting period

On 28 July 2016, the Group entered into a new facilities agreement with its existing lender, Nordea Bank Finland, and HSBC Bank plc for the provision of €120 million of facilities with a five-year term. The new facilities consist of a term loan of €80 million and a revolving credit facility of €40 million, both of which remain available to the Group throughout the period to 28 July 2021 without amortisation. The covenants and other conditions which apply to the new facilities are substantially the same as those which applied to the Group’s previous borrowing arrangements but the lending margins are considerably more favourable and will result in a significant reduction in total borrowing costs.